February 11, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Hines Global REIT II, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed February 11, 2014

File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Sherri W. Schugart of the Company, dated November 21, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 2 and four marked copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1 to the Registration Statement filed on November 4, 2013, together with four copies of this response letter.

General

1.	We note your response to comment 6 of our letter dated October 8, 2013. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response:

The Company acknowledges that the Division of Investment Management will contact the Company directly when they have completed their review.

2.	We note your response to comment 10 of our letter dated October 8, 2013. We continue to note that you will reimburse the advisor for any issuer costs that it pays on your behalf. Please revise to disclose the amount of organizational and offering expenses incurred to date by the advisor and clarify that you will reimburse the advisor for these expenses.

Response:

The Company has added the requested disclosure in Amendment No. 2.

3.	We note your response to comment 11 of our letter dated October 8, 2013. We continue to believe that you should provide additional disclosure that clarifies the amounts that you will pay to your advisor or affiliates. To the extent such amount cannot be quantified, please provide a range of fees so that investors can better understand the fees to be paid to affiliates.

Response:

The Company would expect to pay Hines Interests Limited Partnership (“Hines”) or its affiliates a property management fee equal to (i) a market based percentage of the annual gross receipts received from the property or (ii) the amount of property management fees recoverable from tenants of the property under their leases. If the Company retains Hines or one of its affiliates as the Company’s primary leasing agent, the Company would expect to pay Hines a leasing fee which is usual and customary for that type of property in that geographic area. If Hines or one of its affiliates provides development services or re-development construction management services to the Company, then the Company would expect to pay Hines or such affiliate customary development or redevelopment construction management fees in an amount that is usual and customary in the geographic area for that type of development project or property. These fees will vary based on the property type and the geographic area in which the property is located. Further, the fees paid in connection with international properties may differ from the fees paid in connection with the Company’s domestic properties due to differences in international markets. In all events the fees shall be paid in compliance with the Company’s charter and the fees paid to Hines or its affiliates shall be approved by the Company’s independent directors. For the reasons set forth above, the fees can vary greatly from one property to the next and the amount of such fees that will be paid to Hines or its affiliates cannot be quantified at this time. Nonetheless, in Amendment No. 2, the Company revised the disclosure in the table to provide the estimated ranges of fees that may be paid in connection with such services provided by Hines and its affiliates.

4.	We note your response to comment 13 of our letter dated October 8, 2013. We continue to believe that you should revise your disclosure in the Management Compensation Table on page 5 to include your estimated acquisition fees assuming your intended targeted leverage. In this regard, we note your disclosure on page 107 indicating that your leverage will be in the range of approximately 50% - 70%. Please revise accordingly in the table as well as in “Estimated Use of Proceeds.”

Response:

The Company has added the requested disclosure to the management compensation table in the “Prospectus Summary” and “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” sections of Amendment No. 2, as well as to footnote 6 to each of the tables in the “Estimated Use of Proceeds” section of Amendment No. 2.

5.	We note your response to comment 15 of our letter dated October 8, 2013. We also note your disclosure on page 72 that you will reimburse your advisor for personnel costs in connection with their performance of stockholder services, various services with respect to your non-U.S. investments, and professional services. Please revise your disclosure in the footnote on page 9 to clarify that you will reimburse your advisor for certain personnel costs.

Response:

The Company has revised the footnote disclosure as requested in Amendment No. 2.

Risk Factors, page 15

Hines’ ability to cause the Operating Partnership to purchase Special OP Units …, page 40

6.	We note your response to comment 17 of our letter dated October 8, 2013. However, we are unable to locate the revised disclosure in the summary risk factors section. Please revise your summary risk factors to include this risk or advise.

Response:

The following has been added to Amendment No. 2 as a new penultimate risk factor in the list of summary risk factors:

“Under certain circumstances, including where the Advisory Agreement is terminated by us for cause or not renewed due to poor performance, Hines may cause the Operating Partnership to purchase the Special OP Units and any other OP Units that it or its affiliates hold, which may deter us from terminating our Advisory Agreement when we would otherwise do so.”

Conflicts of Interest, page 92

7.	We note your response to comments 18 and 19 of our letter dated October 8, 2013. We continue to believe that you should identify in this section the other investment vehicles or funds managed by affiliates of your advisor that will compete directly with you for investment opportunities. Please revise accordingly. To the extent that your management or affiliates may be compensated at an increased rate by these competing investment vehicles or funds, please revise to clarify.

Response:

In response to your comment, the Company has revised the paragraphs under the captions “Competitive Activities of Hines and its Affiliates” and “Allocation of Investment Opportunities” in the “Conflicts of Interest” section of Amendment No. 2 to identify the other investment vehicles managed by affiliates of the Advisor that may compete with the Company for investment opportunities. The Company has also revised the paragraphs under the captions “Competitive Activities of Hines and its Affiliates” and “Allocation of Time and Resources of Our Advisor and Hines and Its Other Affiliates” to further clarify that, similar to the Company, the investment vehicles do not pay compensation to the individuals that manage the investment vehicles, but rather they pay compensation to entities affiliated with Hines for the services such entities provide to the investment vehicles. As is the case with the compensation that the Company expects to pay to the Advisor and other entities affiliated with Hines, the aggregate amount of the compensation that will be paid to Hines-affiliated entities by other investment vehicles is difficult to quantify, as it will depend on factors such as the funds that are raised, investments and dispositions that are made, the amount of financing that is obtained by the investment vehicles and the performance of the investment vehicles. Nonetheless, the Company has revised the paragraphs referenced above to include disclosure that the other investment vehicles may pay greater compensation to entities affiliated with Hines than the Company pays to the Advisor and other entities affiliated with Hines.

Prior Performance, page 113

8.	We note your response to comment 21 of our letter dated October 8, 2013. To the extent that Hines did not have investment control over certain entities, please tell us in each specific case why you believe it is appropriate to include prior performance information regarding these entities. We may have further comment.

Response:

The Company notes that Hines does not have complete investment control with respect to ten of the non-public prior programs described under the caption “Prior Program Summary” in the “Prior Performance” section of the Registration Statement and that the Company has noted this in its description of each such prior program. Although the Company does not have complete investment control over each of these programs, the Company believes that the prior performance of these programs is relevant because in the case of each program, affiliates of Hines had a role that is substantially similar to the role that Hines and the Advisor have with respect to the Company and to the role that Hines and its affiliates have with respect to the other public programs that Hines has sponsored, such as Hines Real Estate Investment Trust, Inc. (“Hines REIT”) and Hines Global REIT, Inc. (“Hines Global”). Similar to the Company, with respect to each of these ten prior programs, Hines affiliates raised the capital for the program and managed and performed all of the day-to-day operations for the program, including, but not limited to, the identification and selection of investments and financings, the structuring and negotiation of the terms of investments and financings, the management of the program’s investments, and the monitoring of the performance of the investments and market conditions. Just as the Advisor may not be viewed as having investment control over the Company because the Company’s investment decisions are subject to the approval of the Company’s board of directors, with respect to these ten prior programs, investment decisions were subject to the approval of the third-party partner or partners in each such program. The fact that the approval of a partner is required does not negate the relevance of the prior performance of these programs any more than the fact that Hines does not have investment control over Hines REIT and Hines Global (because investment decisions are subject to board approval) should negate the relevance of the prior performance of those two programs.

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If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Sherri W. Schugart, Hines Global REIT II, Inc.